UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 6, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 025, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1904489
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty St., 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks 025, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on September 16, 2022, the Company and the 025 Segregated Portfolio of Masterworks Cayman, SPC sold the painting by George Condo (the “Painting”) for $2,550,000 in cash (the “Sale Price”) to an unaffiliated intermediary (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on September 16, 2022.

On September 30, 2022, the parties consummated the transaction contemplated by the Terms and Conditions and title of the Painting passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Company’s Class A ordinary shares will receive a distribution in the amount of approximately $28.09 per Class A ordinary share. Once the Company completes the distribution, it will commence the process of winding up and dissolving in accordance with its Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Masterworks Standard Terms and Conditions of Sale (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on September 16, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 025, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: October 6, 2022